January 16, 2007

Susann Reilly, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

 Re:   Signet International Holding, Inc.
               Form SB-2, Amendment 4 filed November 21, 2006
               File No. 333-134665

Dear Ms. Reilly:

We represent Signet International Holdings, Inc. (the “Company”). We are in receipt of your letter dated January 12, 2007 and the following sets forth the Company’s responses thereto:

Financial Statements, page 15

1.  In your response to our previous comment 6, you state you will amend the  “September 20, 2006 Form 10QSB once SEC has cleared these comments.”  Please not that our comment pertained to the financial statements included in the  Form SB-2 file on November 21, 2006. We therefore re-issue our previous  comment 6 and request you file revised financial statements in an amended Form  SB-2.

Answer: The Company has simultaneously filed an amended Form SB-2 with the previous changes as well as the revised financial statements.

Form 10 QSB for the Quarter Ended September 30, 2006

Controls and Procedures, page 16

2. Please disclose that your “management, including your Chief Executive Officer  and Chief Financial Officer, concluded that the Company’s disclosure controls  and procedures are designed, and are effective, to give reasonable assurance that  the information required to be disclosed by the Company in reports that it filed  under the Exchange Act is recorded, processed, summarized and reported within  the time periods specified in the rules and forms of the SEC.”

Answer: The September 30, 2006 10QSB has been revised to provide the revised financial statements and to provide the disclosure set forth above.

Please note that in addition to the amended SB2 and September 30, 2006 10QSB as set forth above, the Company is simultaneously filing an amended December 31, 2005 10KSB, March 31, 2006 10QSB and June 30, 2006 10QSB in accordance with previous comments from the SEC.

Very truly yours,

ANSLOW & JACLIN, LLP

By:       /s/  Gregg E. Jaclin
GREGG E. JACLIN